The Prudential Investment Portfolios, Inc.

655 Broad Street

Newark, New Jersey 07102

November 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Prudential Investment Portfolios, Inc.

Post-Effective Amendment No. 53 to the Form N-1A Registration Statement under the Securities Act of 1933;

Amendment No. 54 to the Form N-1A Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 033-61997

Investment Company Act No. 811-07343

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on September 15, 2017 on behalf of The Prudential Investment Portfolios, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the following funds, each of which is a series of the Registrant (each a Fund, and collectively, the Funds). The new class of shares is known as Class Q.

•	Prudential Conservative Allocation Fund
•	Prudential Moderate Allocation Fund
•	Prudential Growth Allocation Fund
•	Prudential Balanced Fund.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on October 31, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: If the new Class Q shares will be considered as “clean” shares pursuant to the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017), please include the relevant disclosures.

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

7. Comment: Prior to submission and filing of the post-effective amendment under Rule 485(b) for the Fund, please review both the Prospectus and Statement of Additional Information (SAI) to ensure that comments furnished by the Staff with respect to other funds that would be applicable to the Fund have been reflected and incorporated in the Fund’s Prospectus and SAI.

Response: This review has been conducted, and all prior comments which are applicable have been reflected and incorporated into the Fund’s Prospectus and SAI.

COMBINED COMMENTS ON THE PROSPECTUS—FUND SUMMARY FOR EACH ALLOCATION FUND:

8. Comment: In the Prospectus, in the section entitled “Summary—Investment Objective,” please consider re-drafting the portion of the Fund’s investment objective which states that the Fund seeks “a reasonable level of capital appreciation,” since this is a subjective standard.

Response: The Registrant intends to take this comment under advisement. As acknowledged by the Staff, a revision to the Fund’s investment objective would require, among other things, consultation with, and approval by, the Registrant’s Board of Directors.

9. Comment: In the Prospectus, in the section entitled “Summary—Investments, Risks and Performance—Principal Investment Strategies” please confirm that the principal strategies and risks of the underlying funds are adequately disclosed in this section.

Response: Upon review, the Registrant believes that the principal strategies and associated risks of the underlying funds are appropriately discussed and explained in the summary.

10. Comment: In the Prospectus, in the section entitled “Summary—Investments, Risks and Performance—Principal Risks” there is disclosure pertaining to “Credit Risk, Market Risk and Interest Rate Risk.” as well as “Derivatives Risk,” “Foreign Market Risk,” “Liquidity Risk,” “Junk Bonds Risk” and “Market Capitalization Risk.” However, in the discussion of principal investment strategies in the Summary, there is no discussion of the investments which may give rise to these risks. Please include appropriate discussion of the investments in the discussion of principal investment strategies which would correspond with these risk disclosures.

Response: The discussion of principal investment strategies in the summary has been revised to more specifically identify the types of investments made by the underlying funds which would correspond to these principal risks.

11. Comment: In the Prospectus, in the section entitled “Summary—Investments, Risks and Performance—Principal Risks,” there is risk disclosure pertaining to “Affiliated Funds Risk”. If this is a principal risk, then please include in the discussion of principal investment strategies in the Summary an appropriate discussion of the corresponding investment strategies which would give rise to this risk.

Response: The discussion of principal investment strategies explains that the Fund invests primarily in other mutual funds within the Prudential mutual fund family. The Fund’s investments in the shares of funds within the Prudential mutual fund family is, effectively, the Fund’s principal investment strategy. By investing in other funds affiliated with, and managed by, the Fund’s investment manager, the risk of various conflicts of interest arises, which are discussed as “Affiliated Funds Risk.”

The Registrant believes that the Fund’s investments in other funds within the Prudential fund family are appropriately discussed in the principal strategies discussion, and that the conflict of interest risks posed by these investments are appropriately discussed in the principal risks section as “Affiliated Funds Risk.”

12. Comment: In the Prospectus, in the section entitled “Summary—Investments, Risks and Performance—Principal Risks,” there is disclosure pertaining to the “Non-Diversified Status” of the Fund. Please consider whether or not this disclosure is necessary, and if it is necessary, please explain why the Fund is considered to be non-diversified, since it would not appear that the Fund’s investments in the underlying funds would require the Fund to be non-diversified.

Response: Upon review, the Registrant believes that, in light of the Fund’s principal investment strategies and policies, that the designation of the Fund as non-diversified is appropriate. As explained in the Prospectus, the Fund’s non-diversified status arises from the fact that “The Fund may invest its assets in the securities of an individual issuer, in this case any Underlying Fund, without limiting such investments within prescribed percentages pursuant to federal law.”

13. Comment: In the Prospectus, in the section entitled “More About the Funds’ Principal and Non-Principal Investment Strategies, Investments and Risks,” please ensure that all comments that were provided in the Summary are also carried through, as applicable, in this section as well.

Response: Confirmed.

14. Comment: In the Prospectus, in the section entitled “More About the Funds’ Principal and Non-Principal Investment Strategies, Investments and Risks,” please note that there is detail and explanation included in this section with respect to the Funds’ investment policies and strategies that could be extracted and utilized in the Summary discussions of the Funds’ principal investment strategies to correspond to the principal risk discussions in the Summary.

Response: In response to this comment, the discussion of the Fund’s principal investment strategies has been revised accordingly.

15. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include appropriate disclosure and a list of the intermediaries whose customers may receive sales load variations, as required by Item 12 of Form N-1A.

Response: The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

COMMENTS ON THE PROSPECTUS—PRUDENTIAL BALANCED FUND

16. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

17. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” there are principal risk disclosures included for “Mortgages and Mortgage-Related Securities” and “Asset-Backed Securities.” Please include corresponding principal strategy discussions for each of these risks in the Fund Summary.

Response: In response to this comment, the principal strategy discussion has been revised accordingly.

18. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” there is disclosure pertaining to REITs, high-risk/high-yield securities, exchange-traded funds, reverse repurchase agreements, derivative strategies, collateralized debt obligations, credit-linked securities and short sales. Appropriate disclosures with respect to each of these investments should also appear in the Fund Summary.

Response: Because these securities and investments are not utilized by the Fund as part of its principal investment strategies and policies, the Registrant does not believe that inclusion of these securities and investments in the discussion of principal investment strategies is appropriate.

19. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the table of “Principal & Non-Principal Strategies” states that the Fund may invest up to 15% of its net assets in illiquid securities. Please consider if illiquid securities should be discussed in the Fund Summary.

Response: The Fund’s investments in illiquid securities are not considered to be part of the Fund’s principal investment strategies, and therefore, the Registrant does not believe that it would be appropriate to discuss illiquid securities in the Fund Summary.

20. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please revise the discussion of “Emerging Markets Risk” to include a definition of what constitutes an “emerging market.” Also consider whether this risk should be discussed in the Fund Summary.

Response: In response to this comment, the disclosure pertaining to emerging markets risk has been revised accordingly.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel